EXHIBIT 10.3

May 1, 2018

Andrew Bonfield
Dalkeith House
Shrubbs Hill Lane
Sunningdale, SL5 OLD
England

Dear Andrew:

It is my pleasure to confirm our offer for the position of Chief Financial Officer (CFO) at Caterpillar. Your position will report to the Chief Executive Officer (CEO). This offer is contingent upon and assumes you would commence employment as soon as possible on or before August 1, 2018.

This letter summarizes the significant components of your Total Rewards that you would receive as an employee and officer. The various components discussed below are each governed by the terms of their respective plans, and are regularly reviewed and subject to change at any time. Your employment with Caterpillar is at all time an at-will relationship, meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause.  Neither this letter, nor any attachments, are intended to constitute an employment contract guaranteeing employment for a specified time. This offer is further contingent on your securing valid immigration status and work authorization before your expected start date and maintaining your valid immigration status and work authorization thereafter.

At Caterpillar, we provide a Total Rewards package that is designed to be competitive and align with our pay for performance philosophy. Annual cash compensation currently consists of base salary and a cash payment under our Annual Incentive Plan (“AIP”). Long-term incentive compensation currently consists of equity awards including nonqualified stock options (“Options”) and performance-based restricted stock units (“PRSUs”).

Annual Compensation

Base Salary
The annual base salary for this position is $800,000. You will be eligible for salary increases based on market movements and your overall performance. Future increases are at the discretion of the Compensation and Human Resources Committee of the Board of Directors (“Committee”) and subject to its approval.

Annual Incentive Plan
The target AIP opportunity for this position is 115% of base salary. The AIP performance factor modifier can range from 0 to 2.0 (1.0 at target), depending on corporate and business unit performance during each year. The AIP payment for 2018 will be pro-rated based on your start date.

Long Term Incentive Plan
The long-term incentive (LTI) plan at Caterpillar is administered under the authority of the Committee and is subject to change based on the Committee’s discretion. For 2018, the Committee elected to grant long-term incentives in the form of 50% Options and 50% PRSUs to all officers and certain other key employees of Caterpillar. The target grant value for this position in 2018 was $3,000,000, with adjustments above or below the target level based on Committee discretion.

You will be granted a 2018 LTI award with a dollar value on the grant date of $1,500,000 to be made as soon as administratively practicable following the completion of your first day of employment. The vesting will align with those grants previously made by the Company to eligible employees on March 5, 2018 (i.e. options will have a 3-year pro-rata vesting schedule, vesting 1/3 on each of March 5th of 2019, 2020 and 2021 and PRSUs will have a 3 year performance period from 1/1/18 – 12/31/20). Additional terms of this grant will be set forth in a more formal award document that will be provided to you shortly after the grant date. You will be required to electronically accept the award in accordance with the Company’s routine procedures established by Caterpillar’s stock plan administrator.

Stock Ownership Guidelines
The Board of Directors set a minimum stock ownership target for all Caterpillar officers to align executives’ interests with our shareholders and to demonstrate confidence in the long-term success of Caterpillar. The current target ownership requirement for the CFO is three times base salary. You will have a 5-year grace period to meet the target ownership requirement.

SDCP
The Supplemental Deferred Compensation Plan is a non-qualified executive compensation plan. This plan allows eligible employees to make contributions on a tax deferred basis and receive company contributions in excess of limitations imposed on our 401(k) plan by the tax code. (Details of our 401(k) plan are included in the attached U.S. Benefits summary).

Benefits and Paid Time Off
Caterpillar offers competitive employee, and dependent health and welfare benefits. You will be eligible for relocation benefits under the Company’s relocation policy relating to the sale of your current residence, relocation and moving expenses and purchase of a new residence. You will be eligible for twenty-three (23) paid vacation days. Vacation accrues annually and must be used in the calendar year it is earned, as unused vacation time does not accumulate or carry over after each December 31.

Sign-On Compensation

Cash
Caterpillar will provide a cash sign-on bonus of $800,000, less applicable withholdings and taxes, to be paid as soon as administratively practicable following the completion of your first day of employment. You shall not have earned and thus shall be obligated to repay 100% of the cash sign-on bonuses described in the paragraph above, including any taxes withheld, within 30 days of your termination of employment, if you are terminated by the Company for cause or you voluntarily terminate employment with the Company prior to the first anniversary of your hire date.

Restricted Stock Units
Caterpillar will award you a sign-on grant of restricted stock units (“RSUs”) with a dollar value on the grant date of $5,360,000 to be made as soon as administratively practicable after you begin employment. This RSUs will have a two-year pro-rata vesting schedule, vesting ½ on each of the first two anniversaries of the grant date. Additional terms of the grant will be set forth in a more formal award document that will be provided to you shortly after the grant date. You will be required to electronically accept the award in accordance with the Company’s routine procedures established by Caterpillar’s stock plan administrator. If your employment with the Company terminates during the vesting period, except for termination due to long-service separation, involuntary termination of your employment by the Company without cause, disability, death or in connection with a change in control of the Company, you will forfeit all unvested RSUs associated with this grant.

* * * *

Please contact Cheryl Johnson with any questions regarding any details of this letter. Caterpillar is pleased to offer you this compensation package and I look forward to you joining our team.

Please indicate your acceptance of this offer by signing the bottom portion of this letter and returning a copy to Cheryl prior to close of business on May 16, 2018.

Sincerely,

Caterpillar Inc.

/s/ Jim Umpleby
Jim Umpleby, Chief Executive Officer

I have read, understood and accept this offer of employment with Caterpillar Inc.

/s/ Andrew Bonfield

Andrew Bonfield
3 May 2018

Date